SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements of the merger with Alto Research Development S.A. dated July 18, 2005 filed with the Bolsa de Comercio de Buenos Aires.

The Company informs that from the consolidated financial statements of the merger with Alto Research Development S,A, as of May 31, 2005, the following amounts are stated:

-	Current assets:	57,820,897
-	Non current assets:	1,064,997,119
-	Current liabilities:	88,829,626
-	Non current liabilities:	246,064,486
-	Net worth before the merger:	787,923,904
-	Merger effect:	—
-	Net worth after the merger:	787,923,904
-	Not distributed profits as of 05-31-05:	89,510,550

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: July 22, 2005